NO ACT

PE
1-16-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09038745

Received SEC
MAR 11 2009
Washington, DC 20549

March 11, 2009

Judith H. Little
Haynes and Boone, LLP
One Houston Center
1221 McKinney Street, Suite 2100
Houston, TX 77010-2007

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3-11-09

Re: Ultra Petroleum Corp.
Incoming letter dated January 16, 2009

Dear Ms. Little:

This is in response to your letter dated January 16, 2009 concerning the shareholder proposal submitted to Ultra by The Nathan Cummings Foundation, Miller/Howard Investments, Inc., and California State Teachers' Retirement System. We also have received a letter from The Nathan Cummings Foundation dated February 9, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Laura J. Shaffer
Director of Shareholder Activities
The Nathan Cummings Foundation
475 Tenth Avenue, 14th Floor
New York, NY 10018

cc: Anne Sheehan
Director, Corporate Governance
California State Teachers' Retirement System Investments
7667 Folsom Blvd., Ste. 250
Sacramento, CA 95826

Luan Steinhilber
Director of Social Research
Miller/Howard Investments, Inc.
P.O. Box 549
324 Upper Byrdcliffe Rd.
Woodstock, NY 12498

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 11, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ultra Petroleum Corp.
Incoming letter dated January 16, 2009

The proposal requests that a committee of independent directors prepare a report on the company's plan to address climate change.

We are unable to concur in your view that Ultra may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Ultra may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Attorney-Adviser

THE · NATHAN · CUMMINGS · FOUNDATION

February 9, 2009

2009 FEB 10 AM 10:39

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Ultra Petroleum Corp. to omit stockholder proposal submitted by The Nathan Cummings Foundation

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, The Nathan Cummings Foundation (the "Foundation") submitted a stockholder proposal (the "Proposal") to Ultra Petroleum Corp. ("Ultra" or the "Company"). The Proposal asks Ultra's board to report to shareholders on the Company's plans to address climate change.

By letter dated January 16, 2009, Ultra stated that it intends to omit the Proposal from the proxy materials to be sent to stockholders in connection with the 2009 annual meeting of stockholders and asked for assurance that the Staff would not recommend enforcement action if it did so. As it did last year, Ultra argues that it is entitled to omit the Proposal in reliance on Rule 14a-8(i)(7), which allows a company to exclude a proposal that deals with a matter related to the company's ordinary business operations. As discussed more fully below, Ultra has failed to satisfy its burden of proving that the Proposal is excludable, and the Foundation respectfully urges that Ultra's request for relief should be denied.

<u>The Proposal Does Not Focus on Legal Compliance or a Legal Compliance Program</u>

Ultra argues that the Proposal relates to ordinary business matters because it focuses on Ultra's compliance with applicable law or the conduct of its legal compliance program. Past Staff determinations have allowed companies to exclude proposals dealing with legal compliance. The Proposal, however, does not mention or implicate Ultra's legal compliance at all. The resolved clause asks for a report on Ultra's "plans to address climate change" and the supporting statement adds that the report should include "the

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

development of policies that will minimize Ultra's impacts on climate change." The whereas section of the Proposal discusses the likely physical and economic effects of climate change and the link between climate change and oil and gas combustion. Finally, the whereas section provides information regarding the practices of other oil and gas companies, such as assuming a cost for carbon in strategic planning, reporting on and reducing greenhouse gas emissions, engaging in emissions trading and investing in renewable energy.

Nowhere does the Proposal mention Ultra's compliance with laws and regulations or the conduct of its legal compliance program. Ultra urges that this focus should be read into the Proposal because Ultra's operations are highly regulated. This interpretive approach defies logic because it would mean that a proposal on any topic submitted at a highly-regulated company would be excludable as implicating legal compliance.

Ultra's interpretation is not supported by the determinations it cites in its request. The proposals in Humana Inc. (available Feb. 25, 1998), Hudson United Bancorp (available Jan. 24, 2003), and Allstate Corp. (available Feb. 16, 1999) all requested the establishment of a board committee to investigate various kinds of illegal activity. In General Electric Co. (available Jan. 4, 2004), the proposal asked the company to report to shareholders on NBC's activities to meet its public interest obligations, which are legal in nature. So each proposal asked the company to take an action that was explicitly and closely tied to legal compliance. The Proposal, by contrast, does not discuss legal compliance, legal violations or any other subject even tangentially related to Ultra's compliance with the law.

<u>Ultra's Other Objections Are Meritless</u>

Ultra also contends that the Proposal is excludable on ordinary business grounds because it would give the Company's competitors "a competitive advantage through unwarranted insight into the Company's internal operations." As an initial matter, the Proposal's plan language calls for the requested report to omit proprietary information, so Ultra's board would have discretion to withhold material of that type. Moreover, in the determinations Ultra cites, the proposals would have caused the company to breach confidentiality obligations to clients, <u>see</u> Citigroup Inc. (available Feb. 12, 2007), or would have required disclosure of information regarding board deliberations on routine matters falling within the definition of ordinary business. <u>See</u> McKesson Corporation (available Mar. 11, 2004). Thus the reasoning of these determinations is not applicable to the Proposal.

Ultra also appears to urge that the Proposal is excludable, notwithstanding the fact that climate change has been deemed to constitute a significant social policy issue, because it relates to Ultra's "day-to-day business." The determinations Ultra cites, however, allowed exclusion of proposals whose primary focus was deemed not to be a significant social policy issue or where the way the proposal approached the issue threatened to micromanage the company. For example, the proposal in Ford Motor Company (available Mar. 2, 2004) related to the significant social policy issue of climate change. But the Staff allowed exclusion despite the link to climate change because the level of detail required by the proposal and the rigid way in which it sought to have the company provide the requested information constituted micromanagement. Unlike the Ford proposal, the Proposal does not try to micromanage Ultra's disclosure of information regarding its plans to address climate change.

Finally, Ultra claims that the Proposal seeks to compel Ultra's participation in the Carbon Disclosure Project ("CDP") by mentioning the Company's non-participation in the whereas section. That fact was included to illustrate why stockholders need the additional disclosure from Ultra sought in the Proposal. The proposal in the OGE Energy Corp. (available Feb. 27, 2008) determination asked the company outright to disclose to stockholders why it wasn't participating in the CDP and the Staff concurred that the Proposal could be excluded on ordinary business grounds.

* * * *

If you have any questions or need anything further, please do not hesitate to call me at (212) 787-7300. The Foundation appreciates the opportunity to be of assistance in this matter.

Very truly yours,

Laura J. Shaffer
Director of Shareholder Activities

cc: Judithe H. Little
fax # 713-547-2600

haynes*boone*

January 16, 2009

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re: Ultra Petroleum Corp.; Shareholder Proposal

Ladies and Gentlemen:

This letter is to inform you that our client, Ultra Petroleum Company ("***Ultra***" or the "***Company***"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Stockholders Meeting (collectively, the "***2009 Proxy Materials***") a stockholder proposal and supporting statement thereof (the "***Proposal***") received from the Nathan Cummings Foundation, Miller/Howard Investments, Inc. and California State Teachers' Retirement System Investments as co-sponsors (collectively, the "***Proponent***"). The Proposal and related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "***Staff***") will not recommend enforcement action to the Securities and Exchange Commission (the "***Commission***") if, in reliance on Rule 14a-8, Ultra omits the Proposal from its 2009 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before Ultra files its definitive 2008 Proxy Materials.

This letter and its attachments are being submitted by email to shareholderproposals@sec.gov in compliance with Staff Legal Bulletin 14D (Nov. 7, 2008) and in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). A copy of this submission is being sent simultaneously to the Proponent as notification of Ultra's intention to omit the Proposal from its 2009 Proxy Materials. Ultra has not received any other correspondence from the Proponent to be included with this letter. This letter constitutes Ultra's statement of the reasons it deems the omission of the Proposal to be proper. We have been advised by Ultra as to the factual matters set forth herein.

Haynes and Boone, LLP
Attorneys and Counselors
One Houston Center
1221 McKinney Street, Suite 2100
Houston, Texas 77010-2007
Phone: 713.547.2000
Fax: 713.547.2600
www.haynesboone.com

I. The Proposal

The resolution included in the Proposal requests that a committee of independent directors of Ultra's Board of Directors prepare a report, at reasonable cost and omitting proprietary information, on Ultra's plans to address climate change by December 31, 2009. The Proposal focuses on GHG emissions and the underlying assumption that GHG emissions have an impact on climate change.

II. Background

Ultra recognizes that environmental concerns are timely and important issues and strives to conduct its operations in a manner that prevents pollution, conserves resources and energy, minimizes the use of hazardous materials and reduces waste. As part of this policy, Ultra monitors regulatory and scientific developments regarding the environment with the objective of meeting or exceeding all of its obligations. Ultra continually evaluates and implements initiatives aimed at environmental concerns, including the use of new technologies to meet or exceed current practices and regulatory requirements. Ultra's primary area of operations in the Pinedale Anticline Producing Area is one of the most highly-regulated oil and gas project areas in the United States. The project has some of the most stringent air quality emissions control requirements in the oil and gas industry upstream operating arena.

In this regard:

- Ultra seeks out opportunities to contract for rigs built to conform with the highest air quality standards as defined under the Clean Air Act. As these rigs become available, Ultra lets contracts for rigs with lower ratings expire. As a result of these practices, Ultra has voluntarily improved its rig fleet emissions performance to exceed regulatory emissions performance standards by a wide margin. Currently, Ultra has commitments on 13 rigs which all have advanced engine emissions controls, producing enhanced engine emission performance. In addition, Ultra has initiated a policy to voluntarily convert its rig fleet to use self-sustaining natural gas boilers rather than diesel. A substantial number of the rigs have been converted and the remainder will be converted as soon as practical.
- Ultra also requires its completion contractors to provide equipment that utilizing the best available emissions control technology in our operations. The use of this equipment voluntarily exceeds regulatory emissions standards for this type of operation.
- Ultra has provided funds to the state of Wyoming for air quality monitoring equipment and for personnel to conduct such monitoring.
- Ultra's operating philosophy incorporates principles that promote a framework that maximizes efficiency and minimizes the Company's impact on the environment through

such initiatives as the installation of Computer Assisted Operations which give Ultra the ability to remotely monitor field operations, reducing truck trips, emissions, associated dust and particulate matter introduced into the air; routing emissions sources in Ultra's production operations to closed systems or emission control systems to reduce emissions; and monitoring Ultra's production facilities with the most technologically advanced tools available in order to better detect leaks and fugitive emissions. Ultra includes the use of FLIR technology to certify performance of new equipment installations and to monitor performance of existing operations on a regularly-scheduled basis.

Because Ultra's operations are on or near federal lands, they are scrutinized heavily by state, local and federal authorities, including the U.S. Bureau of Land Management and the Wyoming Department of Environmental Quality, with whom Ultra maintains an ongoing dialogue regarding how best to conduct operations with minimal impacts on the environment. Unlike oil and gas companies operating in other parts of the country, Ultra is required to conduct operations under Environmental Impact Statements and other environmental studies issued by the U.S. Bureau of Land Management which dictate how Ultra can conduct its operations. Components of these studies have included reports and regulations including drilling rig forecasts, emission reduction reports, water well monitoring reports, operations forecasts and the use of flareless-completion technology to reduce noise, visual impacts and air emissions, including greenhouse gases, as well as other monitoring and mitigation measures.

For instance, in connection with a Record of Decision issued in September 2008 for the Pinedale Anticline Project Area, Ultra has committed to :

- reduce emissions to 80% of 2005 levels no later than 42 months after the date the Record of Decision is issued (Ultra forecasts that by the one-year anniversary of the ROD, it will have achieved an estimated 50% of the required 42 month emissions reduction goal – a significant acceleration of the required timetable for the improvement);
- fund additional air quality monitoring equipment and provide additional financial offsets of personnel costs for the state of Wyoming; and
- install a liquids gathering system which is estimated to eliminate a substantial number of truck trips per year for condensate and water hauling and reduce the amount of associated tank and fugitive emissions as well as dust and particulate matter introduced into the air.

Ultra includes a more detailed description of its environmental activities in its annual reports on Form 10-K.

III. Grounds for Exclusion

The Proposal is excludable under 14a-8(i)(7) because it relates to ordinary business operations.

Under Rule 14a-8(i)(7), a proposal may be omitted from an issuer's proxy materials if "the proposal deals with a matter relating to the company's ordinary business operations." The policy underlying this exclusion is to confine the resolution of day-to-day business matters to management and the board of directors, since it is impracticable for shareholders to decide how to address such problems at an annual shareholders meeting. Exchange Act Release No. 34-40018 (May 21, 1998). The Staff has said that there are two central considerations underlying this policy. First, certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. A proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. Exchange Act Release No. 34-20091 (Aug. 16, 1983) ("Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule [14a-8(i)(7)].")

We believe that the Proposal may be excluded under Rule 14a-8(i)(7) as it involves a matter of ordinary business, that is, the Company's compliance with applicable law. The Staff has concurred with the exclusion of similar proposals as being part of a company's ordinary business operations. See, e.g., The Home Depot Inc. (Jan. 25, 2008) (proposal requests the board publish a report on the company's policies on product safety); Johnson & Johnson (Feb. 24, 2006) (proposal recommends that the board establish a committee to develop, analyze and implement policies, procedures and programs to assure research integrity and detect, investigate and prevent research misconduct; investigate and maintain in confidence disclosures, complaints and claims of reprisal from any individual regarding research integrity; and recommend the findings and actions to the board); Humana Inc. (Feb. 25, 1998) (proposal requesting that the board of directors oversee an anti-fraud compliance committee); Hudson United Bancorp (Jan. 24, 2003) (proposal requesting that the board of directors appoint a committee to investigate possible corporate misconduct); General Electric Co. (Jan. 4, 2005) (proposal requesting a report detailing the company's broadcast television stations' activities to meet public interest obligations); and Allstate Corp. (Feb. 16, 1999) (proposal requesting an independent shareholder committee to investigate issues of illegal activity by the company).

haynesboone

In each of the foregoing matters, the Staff concurred with the omission of the proposal on the basis that it related to the company's ordinary business operations, i.e., the conduct of a legal compliance program. Similarly, the Company's environmental activities are subject to extensive regulation by regulatory agencies, the goal of which is to minimize the Company's effects on the environment. As described above, Ultra's primary area of operations in the Pinedale Anticline Producing Area is one of the most highly-regulated oil and gas project areas in the United States with some of the most stringent air quality emissions control requirements in the oil and gas industry upstream operating arena. Unlike oil and gas companies operating in other parts of the country, Ultra's activities are governed by Environmental Impact Statements and other environmental studies issued by the U.S. Bureau of Land Management which dictate how Ultra can conduct its every day operations. Accordingly, the Proposal deals with the day-to-day business operations of the Company as it relates to legal and regulatory compliance. The evaluation and decisions related to such compliance is multi-faceted and complex and is based on a range of factors that are outside the knowledge and expertise of shareholders and which are fundamental to management's ability to control the Company's operations.

We are aware of the social policy issue exception to the ordinary business exclusion and that proposals focusing sufficiently on significant social policy issues are generally not excludable. We also note that the Staff has not objected to excluding shareholder proposals when such proposals relate to a company's day-to-day business. See, e.g., Family Dollar Stores, Inc. (Nov. 6, 2007); Walgreen Co. (Oct. 13, 2006); Ford Motor Company (Mar. 2, 2004) (allowing exclusion of proposal recommending that the board publish annually a report regarding global warming which would include detailed information on temperatures, atmospheric gases, sun effect, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling, as relating to ordinary business operations); College Retirement Equities Fund (Sept. 7, 2000) (proposal requesting that the fund take steps to divest its holdings of a particular entity omitted as it relates to the ordinary business operations of an investment company). In each of the foregoing matters, the Staff did not object to excluding the proposal because the proposal related to day-to-day company activities, regardless of the fact that such day-to-day activities could be tied to larger social issues.

In addition, paragraph 6 of the Proposal states that "Ultra also declined to participate in the 2006, 2007 and 2008 iterations of the Carbon Disclosure Project." The clear implication of this part of the Proposal is for the requested report to address Ultra's decision not to participate, a decision which is a fundamental matter of ordinary business operations and does not represent a broad social policy. The corporation in OGE Energy Corp. (Feb. 27, 2008) sought to exclude a proposal requesting its rational for not responding to the Carbon Disclosure Project, arguing that its decision was a matter of ordinary business operations. The Staff permitted the exclusion on the basis of ordinary business operations.

This part of the Proposal is also similar to the proposal in Dow Chemical (Feb. 13, 2004) that requests a report filling in the gaps of Dow Chemical's public disclosures relating to certain toxic substances. In that instance, the Staff permitted exclusion on the basis of ordinary business operations (i.e., evaluation of risks and liabilities). By questioning the Company's rationale behind previous decisions related to climate change reporting mechanisms, the Proposal seeks to interject shareholder oversight into a complex decision-making process most appropriately delegated to management. See Yahoo! Inc. (Apr. 5, 2007) (proposal requesting report on rationale for supporting and/or advocating public policy measures that would increase government regulation of the internet was excludable on the basis of ordinary business operations). Requiring the Board of Directors to disclose certain aspects of its decision-making process through the type of report suggested in the Proposal could undermine the Company's business by providing competitors or other interested parties with a competitive advantage through unwarranted insight into the Company's internal operations. *See, e.g.*, Citigroup Inc. (Feb. 12, 2007) (excluding proposal calling for company's explanations of its decisions to fund certain projects); McKesson Corporation (Mar. 11, 2004) (excluding proposal calling for report reflecting decision-making of board and committees with respect to agenda items). Even if one were to assume that one part of the requested report did not relate to ordinary business matters, the Staff has consistently held that a proposal calling for a report that addresses a number of different items can be excluded if any part of the proposed disclosures relate to a company's ordinary business. For example, in Chrysler Corporation (Feb. 18, 1998), the proposal requested the company to initiate a review of the company's code or standards for its international operations and issue a report thereon. The Staff agreed that the proposal could be excluded under Rule 14a-8(i)(7), stating "although the balance of the proposal and supporting statement appears to address matters outside the course of ordinary business, paragraph 5 of the resolution relates to ordinary business matters, and paragraph 6 is susceptible to a variety of interpretations, some of which could involve ordinary business matters."

We also note that in addition to the myriad of state and federal environmental regulation governing Ultra's day-to-day operations, Ultra is also subject to the disclosure requirements and antifraud provisions of the federal securities laws. These laws are applicable to public disclosures made by Ultra, including disclosures relating to its environmental policies and practices and any reports thereon. As the Staff is aware, activities and environmental groups are increasingly calling for the SEC to adopt rules and issue interpretive guidance with respect to climate change disclosure. Critics of increased climate change disclosure and the hypothesis that GHG emissions cause climate change have also asked the SEC to intervene, challenging statements of issuers in their SEC filings and on their websites linking GHG emissions to climate change as materially false and misleading and potentially in violation of the antifraud provisions of the federal securities laws. The environmental impact of Ultra's operations is an area that is complex, already highly regulated and that may be increasingly regulated in the days to come. As an operator on or near federal lands, it involves tasks fundamental to management's ability to run the Company on a day-to-day basis that could not, as a practical matter, be subject to shareholder oversight. The Proposal seeks to "micro-manage" the Company by probing too deeply into matters of a complex nature upon which shareholders, as a group, are not in a position to make an informed judgment.

IV. Conclusion

For the foregoing reasons, Ultra believes that the Proposal may be excluded from its 2009 Proxy Materials and respectfully requests your confirmation that the Staff will not recommend enforcement action to the Commission if Ultra proceeds on this basis.

V. Staff's Use Of Facsimile Numbers For Response

Pursuant to Staff Legal Bulletin 14C, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the shareholder proposal season, our facsimile number is 713.236.5640 (Attn: Judithe H. Little), and the Proponents' facsimile number is 212.787.7377 (Attn: Laura J. Shaffer, Nathan Cummings Foundation). We request that the Staff fax a copy of its determination.

If you have any questions or require further information, please call me at 713.547.2235 or contact me by email at judithe.little@haynesboone.com. Thank you for your attention to this matter.

Very truly yours,

Judithe H. Little

Judithe H. Little

haynesboone

cc: Lance E. Lindblom
Laura J. Shaffer
The Nathan Cummings Foundation
Fax: (212) 787-7377

Luan Steinhilber
Patricia Karr Seabrook
Miller/Howard Investments, Inc.
Fax: (845) 679-5862

Anne Sheehan
Janice Hester-Amey
CALSTRS
Fax: (916)229-3299

Mr. Michael D. Watford
Ms. Kelly Whitley
Ultra Petroleum Corp.

George G. Young III
Haynes and Boone, LLP

Exhibit A

CALSTRS

HOW WILL YOU SPEND YOUR FUTURE?

Rec'd Dec 1, 2008.

California State Teachers'
Retirement System
Investments
7667 Folsom Blvd., Ste. 250
Sacramento, CA 95826
(916) 229-3721 Fax (916) 229-3299
asheehan@calstrs.com

√November 25, 2008

Michael D. Watford,
Chairman, President and Chief Executive Officer
Ultra Petroleum Corp.
363 North Sam Houston Parkway East, Suite 1200
Houston, Texas 77060

Dear Mr. Watford:

I write to give notice that CalSTRS intends to co-sponsor the attached shareholder proposal ("Proposal") with the Nathan Cummings Foundation. We are submitting this Proposal to you for inclusion in the next proxy statement pursuant to Rule 14a-8 under the Securities exchange Act of 1934. The Proposal, our supporting statement and our ownership verification letter from our custodian, State Street Bank, are enclosed.

CalSTRS is the beneficial owner of more than $2,000 in market value of the company's stock and has held such stock continuously for over one year. Furthermore, CalSTRS intends to continue to hold the company's stock through the date of the 2009 annual meeting.

Please feel free to contact Janice Hester-Amey at (916) 229-3710 to discuss the contents of the proposal.

Sincerely,

Anne Sheehan
Director Corporate Governance

Enclosures

WHEREAS:

The Intergovernmental Panel on Climate Change (IPCC) recently concluded that warming of the climate system is unequivocal and that human activity is the main cause. Debate surrounding climate change now focuses not on whether a problem exists but rather on the best means for abatement and adaptation.

The rise in average global temperatures resulting from climate change is expected to have significant adverse impacts. According to *Business Week*, many scientists agree that the warmer temperatures resulting from climate change are causing more powerful storms and perhaps intensifying extreme weather events including droughts and wild fires. Thermal expansion and melting ice sheets are expected to lead to rising sea levels, with significant implications for coastal communities.

Climate change also has important economic implications. The *Stern Review*, often cited as the most comprehensive overview of the economics of climate change, estimated that the cumulative economic impacts of climate change could be equivalent to a loss of up to 20% of average world-wide consumption if action is not taken quickly. A more general pronouncement in the IPCC's report, *Climate Change 2007: Impacts, Adaptation and Vulnerability*, observed that "Taken as a whole, the range of published evidence indicates that the net damage costs of climate change are likely to be significant and to increase over time."

Data from the Energy Information Administration indicates that over half of domestic GHG emissions result from the combustion of oil and gas. The *Financial Times* has asserted that, "Perhaps more than any other industry, oil companies are having to get to grips with the issue of climate change."

Industry leaders such as BP, Chevron, Statoil, XTO Energy and Apache are already taking action to address climate change, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading and investing in renewable energy. All have reported on their plans for addressing the issue.

According to the Conference Board, "climate change is a fact of life for business in the 21st century...businesses that ignore the debate over climate change do so at their peril." Shareholder resolutions requesting information on Ultra's approach to climate change and backed by approximately 22%, 31% and 37% of the vote in 2006, 2007 and 2008, respectively, have thus far been ignored. Ultra also declined to participate in the 2006, 2007 and 2008 iterations of the Carbon Disclosure Project, an investor coalition seeking information on corporate greenhouse gas emissions and backed by approximately $57 trillion.

RESOLVED:

The shareholders request that a committee of independent directors of the Board prepare a report, at reasonable cost and omitting proprietary information, on our company's plans to address climate change by December 31, 2009.

SUPPORTING STATEMENT:

We believe that management best serves shareholders by carefully assessing and disclosing all pertinent information on its response to climate change, including the development of policies that will minimize Ultra's impacts on climate change.

STATE STREET

For Everything You Invest In℠

√November 26, 2008

Janice Hester-Amey
Portfolio Manager
State Teachers' Retirement System
7667 Folsom Boulevard
Sacramento, CA 95826

RE: State Teachers' Retirement System

Dear Janice:

We hereby certify as Master Custodian that the attached transaction ledger is as true and accurate reflection of Ultra Petroleum Corp. (Cusip#903914109). CalSTRS held the following shares of Ultra Petroleum Corp. continuously for at least one year as of November 26, 2008.

Cusip#	**Position as of**	**Fund #**	**# of Shares**
903914109	11/26/08	TC0B	615
		TC0J	115,500
		TC0N	116,808
		Total	**232,923**

Sincerely,

Sylvia Quayle
Operations Manager

PETROLEUM

Ultra Petroleum Corp.

December 11, 2008

Anne Sheehan
Director Corporate Governance
California State Teachers' Retirement System Investments
7667 Folsom Boulevard
Suite 250
Sacramento, California 95826

Dear Ms. Sheehan:

On December 1, 2008, we received your letter dated November 25, 2008, submitting a shareholder proposal that you are co-sponsoring with the Nathan Cummings Foundation for inclusion in Ultra Petroleum Corp.'s 2009 Proxy Statement. We are currently reviewing the proposal to determine if it is appropriate for inclusion in our 2009 Proxy Statement.

Under the rules of the Securities and Exchange Commission ("SEC"), in order to be eligible to submit a shareholder proposal, a shareholder must (a) be the record or beneficial owner of at least $2,000 in market value of the common stock of Ultra Petroleum Corp. at the time a proposal is submitted, and (b) have continuously owned these shares for at least one year prior to submitting the proposal. The documentation provided by State Street as evidence of ownership is dated November 26, 2008, and states that CalSTRS held the shares continuously for at least one year as of this date. This evidence does not meet the SEC rules as your proposal was submitted November 25, 2008. Therefore, in accordance with the rules of the SEC, please provide us with documentary support that all of the above-mentioned requirements have been met.

For shares not registered in your name and which are held by a broker, bank, or other record holder, the *broker, bank or other record holder* must provide us with a written statement as to when the shares were purchased and that the minimum numbers of shares have been continuously held for the one year period. *You must provide the documentation specified above and your response must be postmarked or electronically transmitted, no later than 14 days from your receipt of the this letter.*

Please note that if you or your qualified representative does not present the proposal at the meeting, it will not be voted upon. The date and location of the 2009 Annual Meeting of Shareholders will be provided at a later date.

Truly yours,

Kelly Whitley

Kelly L. Whitley
Corporate Secretary

363 N. Sam Houston Pkwy, Ste. 1200, Houston, TX 77060
Telephone 281-876-0120 Fascimile 281-876-2831

CALSTRS
HOW WILL YOU SPEND YOUR FUTURE?

rec'd Dec 19, 2008
lD

California State Teachers'
Retirement System
Investments
7667 Folsom Blvd., Ste. 250
Sacramento, CA 95826
(916) 229-3721 Fax (916) 229-3299
asheehan@calstrs.com

December 18, 2008

Kelly L. Whitley, Corporate Secretary
Ultra Petroleum Corp.
363 North Sam Houston Parkway, Suite 1200
Houston, Texas 77060

Dear Kelly L. Whitley:

I am writing to you regarding the shareholder proposal that CalSTRS is co-sponsoring with the Nathan Cummings Foundation for inclusion in Ultra petroleum's 2009 Proxy Statement. This proposal was submitted to you on November 25, 2008. I am in receipt of your notice of deficiency letter dated December 11, 2008 in which you indicate that our shareholder proposal documentation did not reflect that CalSTRS was the beneficial owner of at least $2,000 in market value of the common stock of Ultra Petroleum Corp. at the time of our submission and that CalSTRS held the shares continuously for at least one year as of that date.

To correct that deficiency in the CalSTRS shareholder proposal submission, I am enclosing a letter from our custodian of record, State Street Bank, which does confirm that CalSTRS held at least $2,000 of Ultra Petroleum Common Stock as of the date of our proposal submission (November 25, 2008) and that we held it continuously for at least one year as of that date. CalSTRS commits to retain this position through the date of the Company's 2009 annual meeting.

Please feel free to contact Janice Hester-Amey at (916) 229-3710 to discuss the contents of the proposal.

Sincerely,

Anne Sheehan
Director, Corporate Governance

Enclosures

STATE STREET

For Everything You Invest In™

December 11, 2008

Janice Hester-Amey
Portfolio Manager
State Teachers' Retirement System
7667 Folsom Boulevard
Sacramento, CA 95826

RE: State Teachers' Retirement System

Dear Janice:

We hereby certify as Master Custodian that the attached transaction ledger is as true and accurate reflection of Ultra Petroleum Corp. (Cusip#903914109). CalSTRS held the following shares of Ultra Petroleum Corp. continuously for at least one year as of November 25, 2008.

Cusip#	**Position as of**	**Fund #**	**# of Shares**
903914109	11/25/08	TC0B	615
		TC0J	115,500
		TC0N	116,808
		Total	232,923

Sincerely,

Sylvia Quayle
Operations Manager

Miller/Howard
INVESTMENTS, INC

Rec'd - Dec. 2, 2008.

December 1, 2008

VIA FEDERAL EXPRESS AND FAX

Michael D. Watford
Chief Executive Officer
Ultra Petroleum Corp.
363 North Sam Houston Parkway East
Suite 1200
Houston, TX 77060

Dear Mr. Watford:

We write to give notice that pursuant to the 2009 proxy statement of Ultra Petroleum Corp. and Rule 14a-8 under the Securities Exchange Act of 1934, Miller/Howard Investments intends to co-file the attached resolution with the Nathan Cummings Foundation at the 2009 annual meeting of shareholders. Miller/Howard Investments currently holds more than $2,000 worth of shares of Ultra Petroleum Corp. and has owned these shares for over one year. It is our intent to continue holding stock of more than $2,000 in market value through the 2009 annual meeting of Ultra Petroleum Corp.

Miller/Howard Investments is a domestic equity investment management firm that focuses on socially responsible investments. We are writing to express our concern about perhaps the most significant environmental issue to face our planet and its inhabitants -- global warming and the human contribution to it. As active members in the socially responsible investing community, we are concerned about two critical relationships: (1) the relationship between environmental performance and long-term shareholder value and (2) the relationship between corporate actions and environmental well-being. As investors, we believe that strong environmental performance has long-run financial benefits. As people concerned about environmental stewardship, we are convinced that human actions can directly affect the environment and human welfare. As a stockholder, we are troubled by the appearance that Ultra Petroleum Corp. has failed to adequately address the ongoing environmental concerns of the effects of climate change.

A representative of the filers will attend the annual stockholders meeting to move the resolution as required by SEC rules. We hope that the company will meet with the proponents of this resolution.

PO Box 549 / 324 Upper Byrdcliffe Rd / Woodstock, NY 12498
www.mhinvest.com fon 845.679.9166 fax 845.679.5862

Please note that the contact person for this resolution will be: Laura Cummings, Director of Shareholder Activities, The Nathan Cummings Foundation, 475 Tenth Avenue, 14th Floor, New York, New York 10018; laura.shaffer@nathancummings.org. Miller/Howard Investments would appreciate being copied on any related correspondence.

Sincerely,

Luan Steinhilber
Director of Social Research

Patricia Karr Seabrook
Research/Analyst

Enclosure: Resolution Text

WHEREAS:

The Intergovernmental Panel on Climate Change (IPCC) recently concluded that warming of the climate system is unequivocal and that human activity is the main cause. Debate surrounding climate change now focuses not on whether a problem exists but rather on the best means for abatement and adaptation.

The rise in average global temperatures resulting from climate change is expected to have significant adverse impacts. According to *Business Week*, many scientists agree that the warmer temperatures resulting from climate change are causing more powerful storms and perhaps intensifying extreme weather events including droughts and wild fires. Thermal expansion and melting ice sheets are expected to lead to rising sea levels, with significant implications for coastal communities.

Climate change also has important economic implications. The *Stern Review*, often cited as the most comprehensive overview of the economics of climate change, estimated that the cumulative economic impacts of climate change could be equivalent to a loss of up to 20% of average world-wide consumption if action is not taken quickly. A more general pronouncement in the IPCC's report, *Climate Change 2007: Impacts, Adaptation and Vulnerability*, observed that "Taken as a whole, the range of published evidence indicates that the net damage costs of climate change are likely to be significant and to increase over time."

Data from the Energy Information Administration indicates that over half of domestic GHG emissions result from the combustion of oil and gas. The *Financial Times* has asserted that, "Perhaps more than any other industry, oil companies are having to get to grips with the issue of climate change."

Industry leaders such as BP, Chevron, Statoil, XTO Energy and Apache are already taking action to address climate change, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading and investing in renewable energy. All have reported on their plans for addressing the issue.

According to the Conference Board, "climate change is a fact of life for business in the 21st century...businesses that ignore the debate over climate change do so at their peril." Shareholder resolutions requesting information on Ultra's approach to climate change and backed by approximately 22%, 31% and 37% of the vote in 2006, 2007 and 2008, respectively, have thus far been ignored. Ultra also declined to participate in the 2006, 2007 and 2008 iterations of the Carbon Disclosure Project, an investor coalition seeking information on corporate greenhouse gas emissions and backed by approximately $57 trillion.

RESOLVED:

The shareholders request that a committee of independent directors of the Board prepare a report, at reasonable cost and omitting proprietary information, on our company's plans to address climate change by December 31, 2009.

SUPPORTING STATEMENT:

We believe that management best serves shareholders by carefully assessing and disclosing all pertinent information on its response to climate change, including the development of policies that will minimize Ultra's impacts on climate change.

charles SCHWAB
INSTITUTIONAL

Custodial and brokerage services provided by Charles Schwab & Co., Inc. Member SIPC.

Schwab One® Trust Account
Account Number: [redacted]

Statement Period: November 1, 2008 to November 30, 2008

Need help reading this statement?
Visit www.schwab.com/CompactStatement for more information.

Account Of

28/11 BCBA2101 000230 SML 011043230006 1078 *1

[redacted]

000230

Your Independent* Investment Advisor

MILLER HOWARD INVESTMENTS INC
FA MASTER ACCOUNT
PO BOX 549
WOODSTOCK NY 12498-0549

(845)679-9166

Account Value Summary

Cash & Sweep Money Market Funds	$ 36,109.52
Total Investments Long	$ 746,026.59
Total Investments Short	$ 0.00
Total Account Value	**$ 782,136.11**

Change In Account Value

Starting Account Value	$ 844,429.56
Transactions & Income	$ 6,710.23
Income Reinvested	$ (33.53)
Change In Value of Investments	$ (68,970.15)
Ending Account Value	**$ 782,136.11**

Rate Summary

Sch Adv Csh Rsv Pr	1.43%

Income Summary

Description	This Period	Year to Date
Federally Taxable		
Money Funds Dividends	$ 33.53	$ 752.52
Cash Dividends	3,577.93	35,782.77
Partnership Distributions	3,105.25	11,581.06
Total Income	**$ 6,716.71**	**$ 48,116.35**

BCBA2101 000230 1078

Investment Detail (continued)

Description	Symbol		Quantity	Price	Market Value
Investments (continued)					
[redacted]		L	225	$ 47.9500	$ 10,788.75
[redacted]		L	210	64.3500	13,513.50
[redacted]		L	265	24.4800	6,487.20
[redacted]		L	320	32.1900	10,300.80
[redacted]		L	685	13.7400	9,411.90
[redacted]		L	1,100	16.2600	17,886.00
[redacted]		L	425	23.4500	9,966.25
[redacted]		L	989	7.1500	7,071.35
[redacted]		L	385	61.0400	23,500.40
[redacted]		L	145	32.4500	4,705.25
[redacted]		L	320	28.7600	9,203.20
ULTRA PETROLEUM CORP F	UPL	L	160	40.6300	6,500.80
[redacted]		L	305	23.3700	7,127.85
[redacted]	[redacted]	L	730	32.6500	23,834.50
[redacted] F	[redacted]	L	520	12.4100	6,453.20
[redacted]	[redacted]	L	410	24.1900	9,917.90
[redacted]	[redacted]	L	800	8.8600	7,088.00
[redacted]	[redacted]	L	637	11.4700	7,306.39
[redacted]	[redacted]	L	290	28.2500	8,192.50
[redacted]	[redacted]	L	560	33.1300	18,552.80
[redacted]	[redacted]	L	2,100	21.3700	44,877.00
[redacted]	[redacted]	L	645	20.2400	13,054.80
[redacted]	[redacted]	L	760	48.4900	36,852.40
[redacted]	[redacted]	L	290	46.6300	13,522.70

Total Account Value [redacted]

Transaction Detail

Settle Date	*Trade Date*	*Transaction*	*Description*	*Quantity*	*Price*	*Total*
Cash & Money Market Fund(s) Activity						
[redacted]			[redacted]			[redacted]
[redacted]			[redacted]			[redacted]

ACCOUNT ACTIVITY ON SELECTED SECURITIES

FOR THE PERIOD FROM: 01/01/06 THROUGH 11/30/08

UNITS	SNAM	PDATE	COST	COST (PROC) PR SHR	SDATE	PROCEEDS	GAIN/(LOSS)
ULTRA PETE CORP		COM		903914109	UPL		
PURCHASES							
Teamsters Local 404							
160	TEAMSU	05/15/06	9,676.08	60.48			
Teamsters Local 404							
40	TEAMSU	05/15/06	2,419.02	60.48			
Teamsters Local 404							
190	TEAMSU	05/15/06	11,490.35	60.48			
TOTAL PURCHASES			23,585.45				
SALES							
Teamsters Local 404							
190	TEAMSU	05/15/06	11,490.35	79.95	02/25/08	15,191.36	3,701.01
Teamsters Local 404							
40	TEAMSU	05/15/06	2,419.02	85.13	05/29/08	3,405.03	986.01
TOTAL SALES			13,909.37			18,596.39	4,687.02

PETROLEUM

Ultra Petroleum Corp.

December 11, 2008

Luan Steinhilber
Director of Social Research
Miller/Howard Investments, Inc.
324 Upper Byrdcliffe Road
Woodstock, New York 12498

Dear Ms. Steinhilber:

On December 1, 2008, we received via fax your letter dated December 1, 2008, and received the hard copy on December 2, 2008, submitting a shareholder proposal that you are co-sponsoring with the Nathan Cummings Foundation for inclusion in Ultra Petroleum Corp.'s 2009 Proxy Statement. We are currently reviewing the proposal to determine if it is appropriate for inclusion in our 2009 Proxy Statement.

Under the rules of the Securities and Exchange Commission ("SEC"), in order to be eligible to submit a shareholder proposal, a shareholder must (a) be the record or beneficial owner of at least $2,000 in market value of the common stock of Ultra Petroleum Corp. at the time a proposal is submitted, and (b) have continuously owned these shares for at least one year prior to submitting the proposal. The documentation that you proved is merely an account statement from Charles Schwab, listing Miller/Howard's position in the securities of different entities, highlighting your position in Ultra. According to SEC Staff Legal Bulletin No. 14 (July 13, 2001), a shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities continuously for a period of one year as of the time of submitting the proposal. A shareholder's monthly, quarterly or other periodic investment statements do not sufficiently demonstrate continuous ownership of the securities. Because Miller/Howard did not provide an affirmative written statement from Charles Schwab, the proposal is deficient. Therefore, in accordance with the rules of the SEC, please provide us with documentary support that all of the above-mentioned requirements have been met.

For shares not registered in your name and which are held by a broker, bank, or other record holder, the *broker, bank or other record holder* must provide us with a written statement as to when the shares were purchased and that the minimum numbers of shares have been continuously held for the one year period. *You must provide the documentation specified above and your response must be postmarked or electronically transmitted, no later than 14 days from your receipt of the this letter.*

Please note that if you or your qualified representative does not present the proposal at the meeting, it will not be voted upon. The date and location of the 2009 Annual Meeting of Shareholders will be provided at a later date.

Truly yours,

Kelly Whitley

Kelly L. Whitley
Corporate Secretary

CC: Patricia Karr Seabrook

363 N. Sam Houston Pkwy, Ste. 1200, Houston, TX 77060
Telephone 281-876-0120 Fascimile 281-876-2831

Miller/Howard
INVESTMENTS, INC

December 15, 2008

rec'd 12/16/08

VIA FEDERAL EXPRESS AND FAX

Ms. Kelly L. Whitley
Corporate Secretary
Ultra Petroleum Corp.
363 N. Sam Houston Parkway, Suite 1200
Houston, TX 77060

Dear Ms. Whitley:

In response to your letter dated December 11, 2008, requesting that Miller/Howard Investments provide documentation representing that the minimum number of shares have been continuously held for at least one year and verifying the purchase date of such shares, we have obtained the following confirmation:

Attached is a letter from State Street Bank & Trust, N.A., the bank acting as custodian for the Mercantile Trust/Premier Trust EQ2B (the "Trust") with Miller/Howard Investments, Inc. confirming that the Trust currently holds at least $2,000 in market value of the voting securities of Ultra Petroleum Corp. and that such beneficial ownership has existed for one or more years in accordance with Rule 14a-8(a)(1) of the Securities Exchange Act of 1934. The original purchase date for these shares was June 2, 2005.

We are confirming that Miller/Howard Investments intends to co-file with The Nathan Cummings Foundation the previously sent shareholder resolution concerning climate change requesting that a committee of independent directors of the Board of Ultra Petroleum Corp. prepare a report, at a reasonable cost and omitting proprietary information, on the company's plans to address climate change by December 31, 2009.

Again, please note that the contact person for this resolution will be: Laura Cummings, Director of Shareholder Activities, The Nathan Cummings Foundation, 475 Tenth Avenue, 14th Floor, New York, New York 10018; laura.shaffer@nathancummings.org. Miller/Howard Investments would appreciate being copied on any related correspondence.

Sincerely,

Luan Steinhilber
Director of Social Research
Miller/Howard Investments, Inc.

Attachment

STATE STREET.

801 Pennsylvania
Kansas City, MO 64105
Telephone: (816) 871-4100

December 15, 2008

TO WHOM IT MAY CONCERN:

State Street Bank & Trust, N.A. acts as custodian for the Mercantile Trust/Premier Trust EQ2B with Miller/Howard Investments, Inc. as the manager for this portfolio.

We confirm that Mercantile Trust/Premier Trust EQ2B has beneficial ownership of at least $2,000 in market value of the voting securities of Ultra Petroleum Corp. and that such beneficial ownership has existed for one or more years in accordance with Rule14a-8(a)(1) of the Securities Exchange Act of 1934. The original purchase date for these shares was June 2, 2005.

Should you require further information, please contact Stephanie White directly.

Sincerely,

Stephanie R. White

Stephanie White
Title: Account Manager

THE · NATHAN · CUMMINGS · FOUNDATION

November 18, 2008

Michael D. Watford
Chairman, President and Chief Executive Officer
Ultra Petroleum Corporation
363 N. Sam Houston Parkway East, Suite 1200
Houston, Texas 77060

Dear Mr. Watford:

In 2006, approximately 22% of shares voted at Ultra Petroleum's annual meeting supported a request that the company report to shareholders on its response to rising pressure to reduce greenhouse gas (GHG) emissions. In addition, under the auspices of the Carbon Disclosure Project (CDP), institutional investors with $31 trillion in funds under management requested that the company provide them with information on the possible material impacts of climate change on Ultra Petroleum's business operations. Both requests were ignored.

Repeated requests for information regarding Ultra's approach to climate change have continued to go unanswered, despite the fact that support for such requests—in the form of shareholder proposals and the CDP questionnaire—has increased. Nearly 37% of shares voted at the company's 2008 annual meeting supported a request for information on the company's plans to address climate change and 385 investors representing $57 trillion signed onto the latest CDP request.

Ultra's failure to respond to these various requests demonstrates a lack of responsiveness to shareholder concerns. It also leaves Ultra's investors with little to no information on the company's plans to address an issue that we believe is associated with significant risks and opportunities for our company and the economy as a whole.

Ultra must begin to take concrete action to develop a comprehensive approach to managing the risks and opportunities associated with climate change. As a first step, Ultra should begin to track and disclose its GHG emissions. It should also recognize the broad investor interest in seeing a comprehensive report on Ultra's approach to managing climate risk.

It is with these considerations in mind that we submit this resolution for inclusion in Ultra Petroleum Corporation's proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate an indication in

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

the proxy statement that the Nathan Cummings Foundation is the primary proponent of this resolution. At least one representative of the filers will attend the stockholders' meeting to move the resolution as required by the rules of the Securities and Exchange Commission.

The Nathan Cummings Foundation is the beneficial owner of over $2,000 worth of shares of Ultra Petroleum Corporation stock. Verification of this ownership, provided by Northern Trust, our custodian bank, is available upon request. We have continuously held over $2,000 worth of the stock for more than one year and will continue to hold these shares through the shareholder meeting.

If you have any questions or concerns about this resolution, or would like to talk with us about Ultra's approach to climate change, please contact Laura Shaffer at (212) 787-7300. Thank you for your time.

Sincerely,

Lance E. Lindblom
President and CEO

Laura J. Shaffer
Director of Shareholder Activities

cc: Interfaith Center on Corporate Responsibility Members and Associates

WHEREAS:

The Intergovernmental Panel on Climate Change (IPCC) recently concluded that warming of the climate system is unequivocal and that human activity is the main cause. Debate surrounding climate change now focuses not on whether a problem exists but rather on the best means for abatement and adaptation.

The rise in average global temperatures resulting from climate change is expected to have significant adverse impacts. According to *Business Week*, many scientists agree that the warmer temperatures resulting from climate change are causing more powerful storms and perhaps intensifying extreme weather events including droughts and wild fires. Thermal expansion and melting ice sheets are expected to lead to rising sea levels, with significant implications for coastal communities.

Climate change also has important economic implications. The *Stern Review*, often cited as the most comprehensive overview of the economics of climate change, estimated that the cumulative economic impacts of climate change could be equivalent to a loss of up to 20% of average world-wide consumption if action is not taken quickly. A more general pronouncement in the IPCC's report, *Climate Change 2007: Impacts, Adaptation and Vulnerability*, observed that "Taken as a whole, the range of published evidence indicates that the net damage costs of climate change are likely to be significant and to increase over time."

Data from the Energy Information Administration indicates that over half of domestic GHG emissions result from the combustion of oil and gas. The *Financial Times* has asserted that, "Perhaps more than any other industry, oil companies are having to get to grips with the issue of climate change."

Industry leaders such as BP, Chevron, Statoil, XTO Energy and Apache are already taking action to address climate change, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading and investing in renewable energy. All have reported on their plans for addressing the issue.

According to the Conference Board, "climate change is a fact of life for business in the 21st century...businesses that ignore the debate over climate change do so at their peril." Shareholder resolutions requesting information on Ultra's approach to climate change and backed by approximately 22%, 31% and 37% of the vote in 2006, 2007 and 2008, respectively, have thus far been ignored. Ultra also declined to participate in the 2006, 2007 and 2008 iterations of the Carbon Disclosure Project, an investor coalition seeking information on corporate greenhouse gas emissions and backed by approximately $57 trillion.

RESOLVED:

The shareholders request that a committee of independent directors of the Board prepare a report, at reasonable cost and omitting proprietary information, on our company's plans to address climate change by December 31, 2009.

SUPPORTING STATEMENT:

We believe that management best serves shareholders by carefully assessing and disclosing all pertinent information on its response to climate change, including the development of policies that will minimize Ultra's impacts on climate change.

Ultra Petroleu n Corp.

PETROLEUM

November 26, 2008

Lance E. Lindblom
President and CEO
The Nathan Cummings Foundation
475 Tenth Avenue
14th Floor
New York, New York 10018

Dear Mr. Lindblom:

On November 19, 2008, we received your letter dated November 18, 2008, submitting a shareholder proposal for inclusion in Ultra Petroleum Corp.'s 2009 Proxy Statement. We are currently reviewing the proposal to determine if it is appropriate for inclusion in our 2009 Proxy Statement.

Under the rules of the Securities and Exchange Commission ("SEC"), in order to be eligible to submit a shareholder proposal, a shareholder must (a) be the record or beneficial owner of at least $2,000 in market value of the common stock of Ultra Petroleum Corp. at the time a proposal is submitted, and (b) have continuously owned these shares for at least one year prior to submitting the proposal. Therefore, in accordance with the rules of the SEC, please provide us with documentary support that all of the above-mentioned requirements have been met.

For shares registered in your name, you do not need to submit any of proof of ownership since we will check the records of Ultra Petroleum Corp.'s transfer agent. For shares not registered in your name and which are held by a broker, bank, or other record holder, the *broker, bank or other record holder* must provide us with a written statement as to when the shares were purchased and that the minimum numbers of shares have been continuously held for the one year period. *You must provide the documentation specified above and your response must be postmarked or electronically transmitted, no later than 14 days from your receipt of the this letter.*

Please note that if you or your qualified representative does not present the proposal at the meeting, it will not be voted upon. The date and location of the 2009 Annual Meeting of Shareholders will be provided at a later date.

Truly yours,

Kelly Whitley

Kelly L. Whitley
Corporate Secretary

363 N. Sam Houston Pkwy, Ste. 1200, Houston, TX 77060
Telephone 281-876-0120 Fascimile 281-876-2831

F A X

Nathan Cummings Foundation
475 Tenth Avenue, 14th Floor
New York, NY 10017
Phone: 212-787-7300 Fax: 212-787-7377

TOTAL PAGES: Including Cover 3

DATE: December 4, 2008 Rec'd Dec. 4, 2008

TO: **Kelly L. Whitley**

Fax 281-876-2831

FROM: Laura Shaffer
Director of Shareholder Activities
The Nathan Cummings Foundation

COMMENTS: **Proof of ownership for the Nathan Cummings Foundation's shareholder proposal**

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000

Northern Trust

December 2, 2008

To Whom It May Concern:

This letter will verify that the Nathan Cummings Foundation held 6,075 shares, purchased on December 5, 2001, of Ultra Petroleum Corp. stock as of November 18, 2008. As of November 18, 2008, the Nathan Cummings Foundation had continuously held 6,075 shares of Ultra Petroleum Corp. stock for at least one year. The Foundation will continue to hold at least the minimum number of shares at the time of your next annual meeting.

The Northern Trust Company serves as custodian and record holder for the Nathan Cummings Foundation. The above mentioned shares are registered in a nominee name of the Northern Trust. The shares are held by Northern Trust through DTC Account #2669.

This letter will further verify that Laura Shaffer is a representative of the Nathan Cummings Foundation and is authorized to act on their behalf with respect to matters pertaining to this proposal.

Sincerely,

Frank Fauser
Vice President

Holdings for Nathan Cummings Foundation as of November 18, 2008

Custodian: **Northern Trust Company**

Account name	Account #	Asset Description	Shares	Cusip	Symbol
N CUMMINGS	SMA & OMB Memorandum M-07-16	Ultra Petroleum Corp Com NPV	6,075.00	903914109	UPL